Brookfield

# Brookfield Renewable Partners L.P.

## INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND NOTES AS AT JUNE 30, 2020 AND DECEMBER 31, 2019 AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED (MILLIONS)	Notes	June 30, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents	13	$229	$115
Restricted cash	14	222	154
Trade receivables and other current assets	15	604	718
Financial instrument assets	4	72	75
Due from related parties	18	113	60
Assets held for sale	3	170	352
		1,410	1,474
Financial instrument assets	4	289	165
Equity-accounted investments	12	1,779	1,889
Property, plant and equipment	7	28,527	30,714
Goodwill		716	821
Deferred income tax assets	6	125	116
Other long-term assets		479	512
Total Assets		$33,325	$35,691
Liabilities
Current liabilities
Accounts payable and accrued liabilities	16	$524	$590
Financial instrument liabilities	4	57	139
Payables due to related parties	18	166	127
Corporate borrowings	8	140	—
Non-recourse borrowings	8	1,190	685
Liabilities directly associated with assets held for sale	3	94	137
		2,171	1,678
Financial instrument liabilities	4	157	39
Corporate borrowings	8	1,984	2,100
Non-recourse borrowings	8	7,572	8,219
Deferred income tax liabilities	6	4,237	4,537
Other long-term liabilities		1,030	987
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	7,813	8,742
General partnership interest in a holding subsidiary held by Brookfield	9	58	68
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	9	2,816	3,315
Preferred equity	9	571	597
Preferred limited partners' equity	10	1,028	833
Limited partners' equity	11	3,888	4,576
Total Equity		16,174	18,131
Total Liabilities and Equity		$33,325	$35,691
The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Partners L.P.:

Patricia Zuccotti Director	David Mann Director

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME

UNAUDITED (MILLIONS, EXCEPT PER UNIT INFORMATION)		Three months ended June 30		Six months ended June 30
	Notes	2020	2019	2020	2019
Revenues	18	$651	$787	$1,443	$1,612
Other income		23	17	33	25
Direct operating costs		(248)	(252)	(509)	(506)
Management service costs	18	(36)	(23)	(67)	(44)
Interest expense	8	(154)	(178)	(316)	(351)
Share of (loss) earnings from equity-accounted investments	12	(15)	—	(31)	32
Foreign exchange and unrealized financial instrument gain (loss)	4	(14)	(12)	6	(30)
Depreciation	7	(192)	(200)	(398)	(400)
Other		(17)	(1)	(25)	(3)
Income tax recovery (expense)
Current	6	3	(15)	(16)	(39)
Deferred	6	10	(14)	11	(34)
		13	(29)	(5)	(73)
Net income		$11	$109	$131	$262
Net income attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	$35	$74	$118	$168
General partnership interest in a holding subsidiary held by Brookfield	9	—	1	—	1
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	9	(19)	7	(11)	25
Preferred equity	9	6	7	13	13
Preferred limited partners' equity	10	14	11	26	21
Limited partners' equity	11	(25)	9	(15)	34
		$11	$109	$131	$262
Basic and diluted (loss) earnings per LP Unit		$(0.14)	$0.05	$(0.08)	$0.19
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q2 2020 Interim Consolidated Financial Statements and Notes	June 30, 2020

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

UNAUDITED (MILLIONS)		Three months ended June 30		Six months ended June 30
	Notes	2020	2019	2020	2019
Net income		$11	$109	$131	$262
Other comprehensive income (loss) that will not be reclassified to net income
Actuarial loss on defined benefit plans		(4)	(8)	(2)	(13)
Deferred income taxes on above items		1	4	1	4
Total items that will not be reclassified to net income		(3)	(4)	(1)	(9)
Other comprehensive (loss) income that may be reclassified to net income
Foreign currency translation		222	33	(1,564)	168
Gains (losses) arising during the period on financial instruments designated as cash-flow hedges	4	(16)	6	2	2
Unrealized (loss) gain on foreign exchange swaps net investment hedge	4	(6)	7	23	1
Unrealized gain (loss) on investments in equity securities	4	1	(3)	(8)	23
Reclassification adjustments for amounts recognized in net income	4	(12)	(4)	(31)	—
Deferred income taxes on above items		5	2	5	1
Equity-accounted investments	12	15	—	(8)	—
Total items that may be reclassified subsequently to net income		209	41	(1,581)	195
Other comprehensive income (loss)		206	37	(1,582)	186
Comprehensive income (loss)		$217	$146	$(1,451)	$448
Comprehensive income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	227	76	(670)	253
General partnership interest in a holding subsidiary held by Brookfield	9	(1)	—	(7)	1
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	9	(21)	18	(331)	58
Preferred equity	9	26	17	(13)	36
Preferred limited partners' equity	10	14	11	26	21
Limited partners' equity	11	$(28)	$24	$(456)	$79
		217	146	(1,451)	448
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q2 2020 Interim Consolidated Financial Statements and Notes	June 30, 2020

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
UNAUDITED THREE MONTHS ENDED JUNE 30 (MILLIONS)	Limited partners' equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners' equity	Preferred limited partners' equity	Preferred equity	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at March 31, 2020	$(1,198)	$(1,130)	$6,413	$(8)	$(38)	$(4)	$4,035	$1,028	$551	$7,760	$60	$2,923	$16,357
Net income	(25)	—	—	—	—	—	(25)	14	6	35	—	(19)	11
Other comprehensive income (loss)	—	—	—	(1)	(6)	4	(3)	—	20	192	(1)	(2)	206
Distributions or dividends declared	(97)	—	—	—	—	—	(97)	(14)	(6)	(174)	(17)	(70)	(378)
Distribution reinvestment plan	2	—	—	—	—	—	2	—	—	—	—	—	2
Other	(22)	—	(1)	—	(1)	—	(24)	—	—	—	16	(16)	(24)
Change in period	(142)	—	(1)	(1)	(7)	4	(147)	—	20	53	(2)	(107)	(183)
Balance as at June 30, 2020	$(1,340)	$(1,130)	$6,412	$(9)	$(45)	$—	$3,888	$1,028	$571	$7,813	$58	$2,816	$16,174

Balance, as at March 31, 2019	$(810)	$(644)	$5,921	$(7)	$(36)	$18	$4,442	$833	$580	$8,456	$66	$3,221	17,598
Net income	9	—	—	—	—	—	9	11	7	74	1	7	109
Other comprehensive income (loss)	—	21	1	(2)	(2)	(3)	15	—	10	2	(1)	11	37
Capital contributions	—	—	—	—	—	—	—	—	—	10	—	—	10
Disposal	—	—	—	—	—	—	—	—	—	(53)	—	—	(53)
Distributions or dividends declared	(92)	—	—	—	—	—	(92)	(11)	(7)	(262)	(13)	(67)	(452)
Distribution reinvestment plan	1	—	—	—	—	—	1	—	—	—	—	—	1
Other	10	(2)	(4)	—	—	(10)	(6)	—	1	(1)	12	(6)	—
Change in period	(72)	19	(3)	(2)	(2)	(13)	(73)	—	11	(230)	(1)	(55)	(348)
Balance as at June 30, 2019	$(882)	$(625)	$5,918	$(9)	$(38)	$5	$4,369	$833	$591	$8,226	$65	$3,166	$17,250
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q2 2020 Interim Consolidated Financial Statements and Notes	June 30, 2020

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
UNAUDITED SIX MONTHS ENDED JUNE 30 (MILLIONS)	Limited partners' equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners' equity	Preferred limited partners' equity	Preferred equity	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at December 31, 2019	$(1,119)	$(700)	$6,424	$(9)	$(32)	$12	$4,576	$833	$597	$8,742	$68	$3,315	$18,131
Net income	(15)	—	—	—	—	—	(15)	26	13	118	—	(11)	131
Other comprehensive income (loss)	—	(428)	—	—	(12)	(1)	(441)	—	(26)	(788)	(7)	(320)	(1,582)
Preferred LP Units issued (Note 10)	—	—	—	—	—	—	—	195	—	—	—	—	195
Capital contributions (Note 9)	—	—	—	—	—	—	—	—	—	8	—	—	8
Distributions or dividends declared	(196)	—	—	—	—	—	(196)	(26)	(13)	(251)	(34)	(142)	(662)
Distribution reinvestment plan	3	—	—	—	—	—	3	—	—	—	—	—	3
Other	(13)	(2)	(12)	—	(1)	(11)	(39)	—	—	(16)	31	(26)	(50)
Change in period	(221)	(430)	(12)	—	(13)	(12)	(688)	195	(26)	(929)	(10)	(499)	(1,957)
Balance as at June 30, 2020	$(1,340)	$(1,130)	$6,412	$(9)	$(45)	$—	$3,888	$1,028	$571	$7,813	$58	$2,816	$16,174

Balance, as at December 31, 2018	(948)	(652)	6,120	(6)	(34)	4	4,484	707	568	8,129	66	3,252	17,206
Net income	34	—	—	—	—	—	34	21	13	168	1	25	262
Other comprehensive income (loss)	—	41	1	(4)	(4)	11	45	—	23	85	—	33	186
Preferred LP Units issued	—	—	—	—	—	—	—	126	—	—	—	—	126
LP Units purchased for cancellation	(1)	—	—	—	—	—	(1)	—	—	—	—	—	(1)
Capital contributions	—	—	—	—	—	—	—	—	—	298	—	—	298
Disposal	—	—	—	—	—	—	—	—	—	(53)	—	—	(53)
Distributions or dividends declared	(185)	—	—	—	—	—	(185)	(21)	(13)	(396)	(28)	(135)	(778)
Distribution reinvestment plan	3	—	—	—	—	—	3	—	—	—	—	—	3
Other	215	(14)	(203)	1	—	(10)	(11)	—	—	(5)	26	(9)	1
Change in period	66	27	(202)	(3)	(4)	1	(115)	126	23	97	(1)	(86)	44
Balance as at June 30, 2019	$(882)	$(625)	$5,918	$(9)	$(38)	$5	$4,369	$833	$591	$8,226	$65	$3,166	$17,250
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q2 2020 Interim Consolidated Financial Statements and Notes	June 30, 2020

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED		Three months ended June 30		Six months ended June 30
(MILLIONS)	Notes	2020	2019	2020	2019
Operating activities
Net income		$11	$109	$131	$262
Adjustments for the following non-cash items:
Depreciation	7	192	200	398	400
Unrealized foreign exchange and financial instruments loss (gain)	4	14	11	(7)	31
Share of earnings from equity-accounted investments	12	15	—	31	(32)
Deferred income tax (recovery) expense	6	(10)	14	(11)	34
Other non-cash items		4	33	26	50
Dividends received from equity-accounted investments	12	14	14	42	28
Changes in due to or from related parties		8	(41)	7	(36)
Net change in working capital balances		13	28	(1)	2
		261	368	616	739
Financing activities
Proceeds from medium term notes	8	$250	$—	$250	$—
Commercial paper and corporate credit facilities, net	8	(198)	(26)	(159)	(721)
Proceeds from non-recourse borrowings	8	309	852	525	945
Repayment of non-recourse borrowings	8	(235)	(573)	(546)	(666)
Capital contributions from participating non-controlling interests – in operating subsidiaries	9	—	10	7	257
Issuance of preferred limited partners' units	10	—	—	195	126
Repurchase of LP Units	11	—	—	—	(1)
Distributions paid:
To participating non-controlling interests – in operating subsidiaries	9	(174)	(262)	(251)	(396)
To preferred shareholders	9	(6)	(7)	(13)	(13)
To preferred limited partners' unitholders	10	(12)	(11)	(23)	(20)
To unitholders of Brookfield Renewable or BRELP	9,11	(183)	(171)	(365)	(342)
Borrowings from related party	18	—	322	—	922
Repayments to related party	18	—	(355)	—	(600)
		(249)	(221)	(380)	(509)
Investing activities
Investment in equity-accounted investments		(3)	(4)	(15)	(4)
Acquisitions net of cash and cash equivalents in acquired entity		—	(26)	—	(26)
Investment in property, plant and equipment	7	(57)	(34)	(110)	(63)
Proceeds from disposal of assets	2	11	82	105	82
Purchases of financial assets	4	(183)	(93)	(227)	(93)
Proceeds from financial assets		115	14	161	19
Restricted cash and other		45	66	(15)	11
		(72)	5	(101)	(74)
Foreign exchange loss on cash		(1)	1	(13)	1
Cash and cash equivalents
(Decrease) Increase		(61)	153	122	157
Net change in cash classified within assets held for sale		(4)	(8)	(8)	(8)
Balance, beginning of period		294	177	115	173
Balance, end of period		$229	$322	$229	$322
Supplemental cash flow information:
Interest paid		$167	$176	$317	$319
Interest received		$3	$6	$9	$10
Income taxes paid		$13	$18	$34	$37
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q2 2020 Interim Consolidated Financial Statements and Notes	June 30, 2020

BROOKFIELD RENEWABLE PARTNERS L.P.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
The business activities of Brookfield Renewable Partners L.P. ("Brookfield Renewable") consist of owning a portfolio of renewable power generating facilities primarily in North America, Colombia, Brazil, Europe, India and China.
Unless the context indicates or requires otherwise, the term "Brookfield Renewable" means Brookfield Renewable Partners L.P. and its controlled entities.
Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011.
The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.
The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited ("BRPL"). The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. ("Brookfield Asset Management"). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as "Brookfield" in these financial statements.
Brookfield Renewable's non-voting limited partnership units ("LP Units") are traded under the symbol "BEP" on the New York Stock Exchange and under the symbol "BEP.UN" on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 5, Series 7, Series 9, Series 11, Series 13, and Series 15 preferred limited partners' equity are traded under the symbols "BEP.PR.E", "BEP.PR.G", "BEP.PR.I", "BEP.PR.K", "BEP.PR.M" and "BEP.PR.O" respectively, on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 17 preferred limited partners' equity is traded under the symbol "BEP.PR.A" on the New York Stock Exchange.

Brookfield Renewable Partners L.P.	Q2 2020 Interim Consolidated Financial Statements and Notes	June 30, 2020

1. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES
(a) Statement of compliance
The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.
Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with Brookfield Renewable’s December 31, 2019 audited consolidated financial statements. The interim consolidated statements have been prepared on a basis consistent with the accounting policies disclosed in the December 31, 2019 audited consolidated financial statements.
The interim consolidated financial statements are unaudited and reflect adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to provide a fair statement of results for the interim periods in accordance with IFRS.
The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These consolidated financial statements have been authorized for issuance by the Board of Directors of Brookfield Renewable’s general partner, BRPL, on August 7, 2020.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, R$, COP, INR, and THB are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, Colombian pesos, Indian Rupees, and Thai baht, respectively.
All figures are presented in millions of U.S. dollars unless otherwise noted.
(b) Basis of preparation
The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.
Consolidation
These interim consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the interim consolidated statements of financial position.
(c) Recently adopted accounting standards
Several amendments and interpretations apply for the first time in 2020, but do not have an impact on the consolidated financial statements of Brookfield Renewable. Brookfield Renewable has not early adopted any other standards, interpretations or amendments that have been issued but are not yet effective.

Brookfield Renewable Partners L.P.	Q2 2020 Interim Consolidated Financial Statements and Notes	June 30, 2020

2. DISPOSAL OF ASSETS
In March 2020, Brookfield Renewable, along with its institutional partners, completed the sale of a 39 MW portfolio of solar assets in Thailand. The total consideration was THB 3,079 million ($94 million) and Brookfield Renewable’s interest in the portfolio was approximately 31%. This resulted in a loss on disposition of $12 million ($4 million net to Brookfield Renewable) recognized in the consolidated statements of income under Other. Immediately prior to the classification of the portfolio as held for sale in 2018, Brookfield Renewable performed a revaluation of the property, plant & equipment, in line with its election to apply the revaluation method and recorded a fair value uplift of $42 million. As a result of the disposition, Brookfield Renewable's portion of the accumulated revaluation surplus of $13 million post-tax was reclassified from other comprehensive income directly to equity and noted as an Other item in the consolidated statements of changes in equity.
Summarized financial information relating to the disposal of the Thailand portfolio is shown below:

(MILLIONS)
Proceeds	$94
Carrying value of net assets held for sale
Assets	114
Liabilities	(8)
106
Loss on disposal	$(12)
3.  ASSETS HELD FOR SALE
As at June 30, 2020, assets held for sale within Brookfield Renewable's operating segments include solar facilities in South Africa and Asia.
The following is a summary of the major items of assets and liabilities classified as held for sale:

(MILLIONS)	June 30, 2020	December 31, 2019
Assets
Cash and cash equivalents	$6	$14
Restricted cash	17	22
Trade receivables and other current assets	8	13
Property, plant and equipment	139	303
Assets held for sale	$170	$352
Liabilities
Current liabilities	$12	$18
Long-term debt	58	73
Other long-term liabilities	24	46
Liabilities directly associated with assets held for sale	$94	$137

Brookfield Renewable Partners L.P.	Q2 2020 Interim Consolidated Financial Statements and Notes	June 30, 2020

4.  RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
RISK MANAGEMENT
Brookfield Renewable`s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. Brookfield Renewable uses financial instruments primarily to manage these risks.
COVID-19 pandemic has impacted business across the globe and we are monitoring its impact on our business.  While it is difficult to predict how significant the impact of COVID-19 will be, our business is highly resilient given we are an owner, operator and investor in one of the most critical sectors in the world and have a robust balance sheet with a strong investment grade rating.  We generate revenues that are predominantly backed by long-term contracts with well diversified creditworthy counterparties.  The majority of our assets can be operated from centralized control centers and our operators around the world have implemented contingency plans to ensure operations, maintenance and capital programs continue with little disruption.
There have been no other material changes in exposure to the risks Brookfield Renewable is exposed to since the December 31, 2019 audited consolidated financial statements.
Fair value disclosures
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.
A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.
Assets and liabilities measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.
Level 1 – inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and
Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Partners L.P.	Q2 2020 Interim Consolidated Financial Statements and Notes	June 30, 2020

The following table presents Brookfield Renewable's assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy:

	June 30, 2020				December 31, 2019
(MILLIONS)	Level 1	Level 2	Level 3	Total	Total
Assets measured at fair value:
Cash and cash equivalents	$229	$—	$—	$229	$115
Restricted cash(1)	233	—	—	233	173
Financial instrument assets(2)
Energy derivative contracts	—	60	14	74	76
Foreign exchange swaps	—	10	—	10	4
Investments in debt and equity securities	8	187	82	277	160
Property, plant and equipment	—	—	28,527	28,527	30,714
Liabilities measured at fair value:
Financial instrument liabilities(2)
Energy derivative contracts	—	(9)	—	(9)	(8)
Interest rate swaps	—	(198)	—	(198)	(131)
Foreign exchange swaps	—	(7)	—	(7)	(39)
Contingent consideration(3)	—	—	(22)	(22)	(11)
Assets for which fair value is disclosed:
Equity-accounted investments(4)	1,211	—	—	1,211	1,010
Liabilities for which fair value is disclosed:
Corporate borrowings	(2,190)	(140)	—	(2,330)	(2,204)
Non-recourse borrowing	(393)	(9,145)	—	(9,538)	(9,573)
Total	$(902)	$(9,242)	$28,601	$18,457	$20,286

(1)	Includes both the current amount and long-term amount included in Other long-term assets.

(2)	Includes both current and long-term amounts.

(3)	Amount relates to acquisitions with obligations lapsing in 2021 to 2024.

(4)	The fair value corresponds to Brookfield Renewable's investment in publicly-quoted common shares of TerraForm Power, Inc.
There were no transfers between levels during the six months ended June 30, 2020.
Financial instruments disclosures
The aggregate amount of Brookfield Renewable's net financial instrument positions are as follows:

	June 30, 2020			December 31, 2019
(MILLIONS)	Assets	Liabilities	Net Assets (Liabilities)	Net Assets (Liabilities)
Energy derivative contracts	$74	$9	$65	$68
Interest rate swaps	—	198	(198)	(131)
Foreign exchange swaps	10	7	3	(35)
Investments in debt and equity securities	277	—	277	160
Total	361	214	147	62
Less: current portion	72	57	15	(64)
Long-term portion	$289	$157	$132	$126

Brookfield Renewable Partners L.P.	Q2 2020 Interim Consolidated Financial Statements and Notes	June 30, 2020

(a)   Energy derivative contracts
Brookfield Renewable has entered into energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable's interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.
(b)   Interest rate hedges
Brookfield Renewable has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the interim consolidated financial statements at fair value.
(c)   Foreign exchange swaps
Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.
(d)   Investments in debt and equity securities
Brookfield Renewable's investments in debt and equity securities consist of investments in publicly-quoted and non-publicly quoted securities which are recorded on the statement of financial position at fair value.
The following table reflects the unrealized gains (losses) included in Foreign exchange and unrealized financial instrument loss in the interim consolidated statements of income for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2020	2019	2020	2019
Energy derivative contracts	$(22)	$6	$2	$12
Interest rate swaps	(17)	(19)	(39)	(32)
Foreign exchange swaps	25	(8)	79	(19)
Foreign exchange gain (loss)	—	9	(36)	9
	$(14)	$(12)	$6	$(30)
The following table reflects the gains (losses) included in other comprehensive income in the interim consolidated statements of comprehensive loss for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2020	2019	2020	2019
Energy derivative contracts	$(7)	$25	$33	$38
Interest rate swaps	(9)	(19)	(31)	(36)
Foreign exchange swaps	$—	$—	$—	$—
	(16)	6	2	2
Foreign exchange swaps – net investment	(6)	7	23	1
Investments in debt and equity securities	1	(3)	(8)	23
	$(21)	$10	$17	$26
The following table reflects the reclassification adjustments recognized in net income in the interim consolidated statements of comprehensive loss for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2020	2019	2020	2019
Energy derivative contracts	$(16)	$(8)	$(38)	$(7)
Interest rate swaps	4	4	7	7
	$(12)	$(4)	$(31)	$—

Brookfield Renewable Partners L.P.	Q2 2020 Interim Consolidated Financial Statements and Notes	June 30, 2020

5. SEGMENTED INFORMATION
Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of technology.
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) storage & other (cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results, manages operations and allocates resources. The Colombia segment aggregates the financial results of its hydroelectric and cogeneration facilities. The Canada segment includes the financial results of our strategic investment in TransAlta Corporation ("TransAlta"). The corporate segment represents all activity performed above the individual segments for the business.
Reporting to the CODM on the measures utilized to assess performance and allocate resources is provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder (holders of the GP interest, Redeemable/Exchangeable partnership units, and LP Units) perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Brookfield Renewable’s Unitholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its consolidated financial statements. The presentation of the assets and liabilities and revenues and expenses does not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Brookfield Renewable reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.
In accordance with IFRS 8, Operating Segments, Brookfield Renewable discloses information about its reportable segments based upon the measures used by the CODM in assessing performance. Except as it relates to proportionate financial information discussed above, the accounting policies of the reportable segments are the same as those described in Note 1 – Basis of preparation and significant accounting policies. Brookfield Renewable analyzes the performance of its operating segments based on revenues, Adjusted EBITDA, and Funds From Operations. Adjusted EBITDA and Funds From Operations are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA and Funds From Operations used by other entities.
Brookfield Renewable uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred shareholders and preferred limited partners and other typical non-recurring items.
Brookfield Renewable uses Funds From Operations to assess the performance of its operations and is defined as Adjusted EBITDA less management service costs, interest and current income taxes, which is then adjusted for the cash portion of non-controlling interests and distributions to preferred shareholders and preferred limited partners.

Brookfield Renewable Partners L.P.	Q2 2020 Interim Consolidated Financial Statements and Notes	June 30, 2020

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended June 30, 2020:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage & Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	217	39	45	56	15	7	7	61	19	—	466	(104)	289	651
Other income	19	6	6	2	3	1	2	11	1	28	79	(7)	(49)	23
Direct operating costs	(63)	(10)	(26)	(13)	(5)	(2)	(3)	(13)	(8)	(6)	(149)	25	(124)	(248)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	86	5	91
Adjusted EBITDA	173	35	25	45	13	6	6	59	12	22	396	—	121
Management service costs	—	—	—	—	—	—	—	—	—	(36)	(36)	—	—	(36)
Interest expense	(29)	(4)	(7)	(15)	(3)	(1)	(2)	(20)	(3)	(20)	(104)	30	(80)	(154)
Current income taxes	1	(2)	1	(1)	—	—	—	(2)	(1)	—	(4)	3	4	3
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(14)	(14)	—	—	(14)
Preferred equity	—	—	—	—	—	—	—	—	—	(6)	(6)	—	—	(6)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(33)	(5)	(38)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(40)	(40)
Funds From Operations	145	29	19	29	10	5	4	37	8	(54)	232	—	—
Depreciation	(59)	(16)	(5)	(37)	(10)	(3)	(2)	(20)	(5)	(1)	(158)	43	(77)	(192)
Foreign exchange and unrealized financial instrument loss	(32)	—	(6)	(3)	(8)	—	—	(7)	(5)	10	(51)	15	22	(14)
Deferred income tax expense	(2)	—	(2)	—	—	—	1	(1)	—	4	—	2	8	10
Other	(42)	(4)	5	—	(1)	(2)	(1)	(15)	1	(8)	(67)	10	40	(17)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(70)	2	(68)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	5	5
Net income (loss) attributable to Unitholders(2)	10	9	11	(11)	(9)	—	2	(6)	(1)	(49)	(44)	—	—	(44)

(1)
Share of loss from equity-accounted investments of $15 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $35 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.

(2)
Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Q2 2020 Interim Consolidated Financial Statements and Notes	June 30, 2020

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended June 30, 2019:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage & Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	275	58	56	58	22	9	3	51	21	—	553	(98)	332	787
Other income	8	2	—	—	1	—	—	1	—	2	14	(2)	5	17
Direct operating costs	(72)	(18)	(21)	(18)	(8)	(3)	(1)	(10)	(11)	(5)	(167)	27	(112)	(252)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	73	5	78
Adjusted EBITDA	211	42	35	40	15	6	2	42	10	(3)	400	—	230
Management service costs	—	—	—	—	—	—	—	—	—	(23)	(23)	—	—	(23)
Interest expense	(39)	(6)	(8)	(16)	(4)	(2)	(1)	(15)	(3)	(25)	(119)	26	(85)	(178)
Current income taxes	(4)	(3)	(2)	(1)	—	—	—	—	—	—	(10)	—	(5)	(15)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(11)	(11)	—	—	(11)
Preferred equity	—	—	—	—	—	—	—	—	—	(7)	(7)	—	—	(7)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(26)	(5)	(31)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(135)	(135)
Funds From Operations	168	33	25	23	11	4	1	27	7	(69)	230	—	—
Depreciation	(56)	(22)	(5)	(39)	(13)	(5)	(1)	(15)	(6)	(1)	(163)	36	(73)	(200)
Foreign exchange and unrealized financial instrument loss	1	4	(1)	(1)	(8)	—	—	4	—	(12)	(13)	4	(3)	(12)
Deferred income tax expense	(23)	1	(2)	1	1	—	—	—	—	12	(10)	(1)	(3)	(14)
Other	(11)	—	—	(6)	(2)	5	2	(12)	—	(3)	(27)	8	18	(1)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(47)	—	(47)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	61	61
Net income (loss) attributable to Unitholders(2)	79	16	17	(22)	(11)	4	2	4	1	(73)	17	—	—	17

(1)
Share of earnings from equity-accounted investments of nil is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $74 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.

(2)
Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Q2 2020 Interim Consolidated Financial Statements and Notes	June 30, 2020

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the six months ended June 30, 2020:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage & Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	482	100	105	116	37	11	13	110	37	—	1,011	(199)	631	1,443
Other income	21	9	8	4	3	1	2	12	1	30	91	(9)	(49)	33
Direct operating costs	(132)	(27)	(52)	(27)	(14)	(3)	(4)	(27)	(18)	(11)	(315)	53	(247)	(509)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	155	13	168
Adjusted EBITDA	371	82	61	93	26	9	11	95	20	19	787	—	348
Management service costs	—	—	—	—	—	—	—	—	—	(67)	(67)	—	—	(67)
Interest expense	(68)	(8)	(14)	(34)	(5)	(2)	(4)	(37)	(5)	(40)	(217)	57	(156)	(316)
Current income taxes	(2)	(4)	(3)	(1)	—	(1)	—	(3)	(1)	—	(15)	7	(8)	(16)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(26)	(26)	—	—	(26)
Preferred equity	—	—	—	—	—	—	—	—	—	(13)	(13)	—	—	(13)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(64)	(8)	(72)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(176)	(176)
Funds From Operations	301	70	44	58	21	6	7	55	14	(127)	449	—	—
Depreciation	(117)	(36)	(11)	(79)	(22)	(7)	(4)	(42)	(10)	(2)	(330)	91	(159)	(398)
Foreign exchange and unrealized financial instrument loss	(14)	7	(1)	(5)	(11)	—	(1)	(12)	(4)	(3)	(44)	19	31	6
Deferred income tax expense	(22)	1	(3)	(2)	1	—	1	(2)	—	20	(6)	7	10	11
Other	(62)	(8)	5	1	(1)	(2)	1	(19)	—	(10)	(95)	12	58	(25)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(129)	2	(127)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	58	58
Net income (loss) attributable to Unitholders(2)	86	34	34	(27)	(12)	(3)	4	(20)	—	(122)	(26)	—	—	(26)

(1)
Share of loss from equity-accounted investments of $31 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $118 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)
Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Q2 2020 Interim Consolidated Financial Statements and Notes	June 30, 2020

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the six months ended June 30, 2019:

	Attributable to Unitholders											Contribution from equity accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage & Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	539	123	118	121	50	16	5	89	45	—	1,106	(189)	695	1,612
Other income	9	3	—	2	1	—	—	2	—	4	21	(6)	10	25
Direct operating costs	(142)	(35)	(45)	(35)	(16)	(5)	(2)	(17)	(24)	(11)	(332)	56	(230)	(506)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	139	12	151
Adjusted EBITDA	406	91	73	88	35	11	3	74	21	(7)	795	—	487
Management service costs	—	—	—	—	—	—	—	—	—	(44)	(44)	—	—	(44)
Interest expense	(80)	(12)	(16)	(35)	(7)	(4)	(1)	(29)	(7)	(49)	(240)	50	(161)	(351)
Current income taxes	(6)	(6)	(6)	(1)	—	(1)	—	—	—	—	(20)	1	(20)	(39)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(21)	(21)	—	—	(21)
Preferred equity	—	—	—	—	—	—	—	—	—	(13)	(13)	—	—	(13)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(51)	(9)	(60)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(297)	(297)
Funds From Operations	320	73	51	52	28	6	2	45	14	(134)	457	—	—
Depreciation	(111)	(44)	(10)	(79)	(23)	(9)	(2)	(28)	(12)	(2)	(320)	69	(149)	(400)
Foreign exchange and unrealized financial instrument loss	3	3	(1)	(1)	(9)	(1)	—	4	(1)	(28)	(31)	5	(4)	(30)
Deferred income tax expense	(40)	2	(4)	17	6	—	(1)	16	—	18	14	(36)	(12)	(34)
Other	(26)	(1)	1	(7)	(2)	5	2	(24)	—	(8)	(60)	21	36	(3)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(59)	—	(59)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	129	129
Net income (loss) attributable to Unitholders(2)	146	33	37	(18)	—	1	1	13	1	(154)	60	—	—	60

(1)
Share of loss from equity-accounted investments of $32 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests - in operating subsidiaries of $168 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)
Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Q2 2020 Interim Consolidated Financial Statements and Notes	June 30, 2020

The following table presents information on a segmented basis about certain items in Brookfield Renewable's statements of financial position:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials
	Hydroelectric			Wind				Solar	Storage & Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
As at June 30, 2020
Cash and cash equivalents	$23	$13	$26	$22	$12	$2	$5	$70	$12	$8	$193	$(101)	$137	$229
Property, plant and equipment	11,401	1,407	1,536	2,443	649	266	173	2,168	710	—	20,753	(4,289)	12,063	28,527
Total assets	12,166	1,545	1,774	2,579	733	282	218	2,376	751	255	22,679	(3,102)	13,748	33,325
Total borrowings	3,186	158	413	1,265	319	66	121	1,383	223	2,129	9,263	(2,306)	3,929	10,886
Other liabilities	2,893	102	434	556	112	8	23	345	40	446	4,959	(771)	2,077	6,265
For the six months ended June 30, 2020:
Additions to property, plant and equipment	226	15	1	4	4	1	—	20	6	1	278	(14)	137	401
As at December 31, 2019
Cash and cash equivalents	$10	$7	$10	$18	$21	$2	$5	$63	$6	$1	$143	$(89)	$61	$115
Property, plant and equipment	11,488	1,938	1,773	2,556	628	368	187	2,018	732	—	21,688	(4,147)	13,173	30,714
Total assets	12,218	2,126	2,027	2,705	692	391	233	2,266	780	103	23,541	(2,872)	15,022	35,691
Total borrowings	3,070	208	449	1,221	326	71	124	1,470	235	2,107	9,281	(2,157)	3,880	11,004
Other liabilities	2,877	148	499	597	100	10	28	335	31	248	4,873	(715)	2,398	6,556
For the six months ended June 30, 2019:
Additions to property, plant and equipment	21	1	12	12	2	—	—	—	8	1	57	(13)	24	68

Brookfield Renewable Partners L.P.	Q2 2020 Interim Consolidated Financial Statements and Notes	June 30, 2020

Geographical Information
The following table presents consolidated revenue split by geographical region for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2020	2019	2020	2019
United States	$231	$294	$530	$596
Colombia	189	231	436	488
Canada	97	97	187	181
Brazil	71	99	156	199
Europe	16	27	43	69
Asia	47	39	91	79
	$651	$787	$1,443	$1,612
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geographical region:

(MILLIONS)	June 30, 2020	December 31, 2019
United States	$14,942	$14,952
Colombia	6,370	7,353
Canada	4,026	4,268
Brazil	2,659	3,631
Europe	1,455	1,539
Asia	854	860
	$30,306	$32,603
6. INCOME TAXES
Brookfield Renewable's effective income tax rate was 3.7% for the six months ended June 30, 2020 (2019: 21.8%). The effective tax rate is different than the statutory rate primarily due to rate differentials and non-controlling interests' income not subject to tax.
7. PROPERTY, PLANT AND EQUIPMENT
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Hydroelectric	Wind	Solar	Storage & other(1)	Total(2)
As at December 31, 2019	$26,024	$4,258	$197	$235	$30,714
Additions(3)	316	12	72	1	401
Items recognized through OCI
Foreign currency translation	(1,777)	(342)	(5)	(55)	(2,179)
Items recognized through net income
Changes in fair value	(4)	(3)	(4)	—	(11)
Depreciation	(254)	(130)	(7)	(7)	(398)
As at June 30, 2020(4)	$24,305	$3,795	$253	$174	$28,527

(1)	Includes biomass and cogeneration.

(2)	Includes intangible assets of $8 million (2019: $10 million) and assets under construction of $397 million (2019: $334 million).

(3)	Brookfield Renewable exercised the option to buy out the lease on its 192 MW hydroelectric facility in Louisiana and recognized an $247 million adjustment to its corresponding right-of-use asset.

(4)
Includes right-of-use assets not subject to revaluation of $63 million (2019: $71 million) in our hydroelectric segment, $50 million (2019: $51 million) in our wind segment, $1 million (2019: nil) in our solar segment, and $3 million (2019: $3 million) in our storage & other segment.

Brookfield Renewable Partners L.P.	Q2 2020 Interim Consolidated Financial Statements and Notes	June 30, 2020

8. BORROWINGS
Corporate Borrowings
The composition of corporate borrowings is presented in the following table:

	June 30, 2020				December 31, 2019
	Weighted-average				Weighted- average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Credit facilities	N/A	4	$—	$—	2.9	5	$299	$299
Commercial paper	0.6	< 1	140	140	N/A	N/A	N/A	N/A
Medium Term Notes:
Series 4 (C$150)	5.8	16	110	143	5.8	17	115	142
Series 8 (C$400)	4.8	2	295	310	4.8	2	308	324
Series 9 (C$400)	3.8	5	295	318	3.8	5	308	322
Series 10 (C$500)	3.6	7	368	402	3.6	7	384	400
Series 11 (C$475)	4.3	9	350	397	4.3	9	231	248
Series 12 (C$475)	3.4	10	350	372	3.4	10	231	232
Series 13 (C$300)	4.3	29	221	248	4.3	30	231	237
	4.0	10	$1,989	$2,190	4.1	10	$1,808	$1,905
Total corporate borrowings			2,129	$2,330			2,107	$2,204
Add: Unamortized premiums(1)			6				—
Less: Unamortized financing fees(1)			(11)				(7)
Less: Current portion			(140)				—
			$1,984				$2,100

(1)	Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.
Brookfield Renewable had $140 million commercial paper outstanding as at June 30, 2020 (2019: nil). The commercial paper program is supplemented by our $1.75 billion corporate credit facilities.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at June 30, 2020, there were no letters of credit issued that utilized the corporate credit facility (2019: nil).
Brookfield Renewable and its subsidiaries issue letters of credit from some of their credit facilities for general corporate and operating purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts. See Note 17 – Commitments, contingencies and guarantees for letters of credit issued by subsidiaries.
The following table summarizes the available portion of credit facilities:

(MILLIONS)	June 30, 2020	December 31, 2019
Authorized corporate credit facilities(1)	$2,150	$2,150
Draws on corporate credit facilities(1)	—	(299)
Authorized letter of credit facility	400	400
Issued letters of credit	(258)	(266)
Available portion of corporate credit facilities	$2,292	$1,985

(1)	Amounts are guaranteed by Brookfield Renewable.

Brookfield Renewable Partners L.P.	Q2 2020 Interim Consolidated Financial Statements and Notes	June 30, 2020

Medium term notes
Medium term notes are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Finco”) (Note 19 – Subsidiary public issuers). Finco may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Finco are unconditionally guaranteed by Brookfield Renewable, Brookfield Renewable Energy L.P. (“BRELP”) and certain other subsidiaries.
On April 3, 2020, Brookfield Renewable completed the issuance of C$175 million ($124 million) Series 11 medium term notes and C$175 million ($124 million) Series 12 medium term notes. The medium term notes were issued as a re-opening on identical terms, other than issue date and the price to the public, to the 4.25% Series 11 medium term notes and the 3.38% Series 12 medium term notes that were issued in September 2018 and 2019, respectively.
Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in North America and Europe consist of both fixed and floating interest rate debt indexed to the London Interbank Offered Rate (“LIBOR”), the Euro Interbank Offered Rate ("EURIBOR") and the Canadian Dollar Offered Rate (“CDOR”). Brookfield Renewable uses interest rate swap agreements in North America and Europe to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia consist of both fixed and floating interest rates indexed to Indicador Bancario de Referencia rate (IBR), the Banco Central de Colombia short-term interest rate, and Colombian Consumer Price Index (IPC), Colombia inflation rate, plus a margin. Non-recourse borrowings in India consist of fixed interest rate debt. Non-recourse borrowings in China consist of floating interest rates of People's Bank of China ("PBOC").
The composition of non-recourse borrowings is presented in the following table:

	June 30, 2020				December 31, 2019
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings(1)
Hydroelectric(2)	5.9	9	$6,569	$7,196	5.9	10	$6,616	$7,106
Wind	5.2	10	1,861	1,961	5.2	11	1,899	2,006
Solar	5.2	5	304	302	5.1	5	355	363
Storage & other	3.3	1	77	79	3.9	4	94	98
Total	5.7	9	$8,811	$9,538	5.7	10	$8,964	$9,573
Add: Unamortized premiums(3)			8				9
Less: Unamortized financing fees(3)			(57)				(69)
Less: Current portion			(1,190)				(685)
			$7,572				$8,219

(1)	Includes $117 million (2019: $142 million) borrowed under a subscription facility of a Brookfield sponsored private fund.

(2)
Includes a lease liability of $554 million associated with a hydroelectric facility included in property, plant and equipment, at fair value, which is subject to revaluation. During the quarter, Brookfield Renewable exercised the buy out option related to this lease liability. The transaction is expected to close in 2020.

(3)	Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.
In March 2020, Brookfield Renewable completed a refinancing of COP 200 billion ($50 million). The debt, drawn in two tranches, bears interest at the applicable base rate plus an average margin of 2.36% and matures in March 2027.
In March 2020, Brookfield Renewable completed a refinancing totaling INR 1,460 million ($20 million) associated with a solar portfolio in India. A portion of the loan bears interest at the applicable base rate plus a margin of 1.45% and the remaining portion bears a fixed rate of 9.75%. The loans mature between 2032 to 2037.
In May 2020, Brookfield Renewable completed a bridge financing totaling R$250 million ($46 million) associated with a solar development project in Brazil. The loan bears interest at a fixed rate of 5.3% and matures in 2021.

Brookfield Renewable Partners L.P.	Q2 2020 Interim Consolidated Financial Statements and Notes	June 30, 2020

In June 2020, Brookfield Renewable completed a financing totaling C$23 million ($17 million) associated with a hydroelectric facility in Canada. The loan bears interest at a fixed rate of 3.5% and matures in 2044.
9. NON-CONTROLLING INTERESTS
Brookfield Renewable`s non-controlling interests are comprised of the following:

(MILLIONS)	June 30, 2020	December 31, 2019
Participating non-controlling interests – in operating subsidiaries	$7,813	$8,742
General partnership interest in a holding subsidiary held by Brookfield	58	68
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,816	3,315
Preferred equity	571	597
	$11,258	$12,722

Brookfield Renewable Partners L.P.	Q2 2020 Interim Consolidated Financial Statements and Notes	June 30, 2020

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III	Brookfield Infrastructure Fund IV	Canadian Hydroelectric Portfolio	The Catalyst Group	Isagen institutional investors	Isagen public non-controlling interests	Other	Total
As at December 31, 2018	$900	$1,929	$2,469	$—	$276	$124	$2,212	$15	$204	$8,129
Net income (loss)	—	(13)	73	6	19	17	154	1	5	262
OCI	46	134	330	(3)	61	(41)	266	2	—	795
Capital contributions	—	—	2	159	268	—	—	(2)	3	430
Disposal	—	(87)	—	—	—	—	—	—	(85)	(172)
Distributions	(24)	(120)	(274)	—	(1)	(11)	(259)	(1)	(16)	(706)
Other	—	8	(3)	1	(5)	—	2	(2)	3	4
As at December 31, 2019	$922	$1,851	$2,597	$163	$618	$89	$2,375	$13	$114	$8,742
Net income (loss)	(5)	(6)	22	14	19	14	60	—	—	118
OCI	(38)	(114)	(283)	1	(26)	—	(312)	(2)	(14)	(788)
Capital contributions	—	3	2	19	(18)	—	—	—	2	8
Distributions	(5)	(25)	(123)	—	—	(9)	(81)	—	(8)	(251)
Other	2	1	(14)	(2)	(1)	(1)	2	(1)	(2)	(16)
As at June 30, 2020	$876	$1,710	$2,201	$195	$592	$93	$2,044	$10	$92	$7,813
Interests held by third parties	75%-80%	43%-60%	23%-71%	75%	50%	25%	53%	0.3%	20%-50%

Brookfield Renewable Partners L.P.	Q2 2020 Interim Consolidated Financial Statements and Notes	June 30, 2020

General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield
Brookfield, as the owner of the 1% general partnership interest in BRELP held by Brookfield (“GP interest”), is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP Unit distributions exceed $0.4225 per LP Unit, the incentive distribution is equal to 25% of distributions above this threshold.
As at June 30, 2020, general partnership units, and Redeemable/Exchangeable partnership units outstanding were 2,651,506 (December 31, 2019: 2,651,506) and 129,658,623 (December 31, 2019: 129,658,623), respectively.
Distributions
The composition of the distributions for the three and six months ended June 30 is presented in the following table:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2020	2019	2020	2019
General partnership interest in a holding subsidiary held by Brookfield	$2	$1	$3	$3
Incentive distribution	15	12	31	25
	17	13	34	28
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	70	67	142	135
	$87	$80	$176	$163
Preferred equity
Brookfield Renewable`s preferred equity consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. ("BRP Equity") as follows:

(MILLIONS EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the six months ended June 30		Carrying value as at

				2020	2019	June 30, 2020	December 31, 2019
Series 1 (C$136)	5.45	3.36	Apr 2020	$2	$2	$100	$105
Series 2 (C$113)(1)	4.51	2.85	Apr 2020	2	2	82	86
Series 3 (C$249)	9.96	4.40	Jul 2019	4	4	183	192
Series 5 (C$103)	4.11	5.00	Apr 2018	2	2	76	79
Series 6 (C$175)	7.00	5.00	Jul 2018	3	3	130	135
	31.03			$13	$13	$571	$597

(1)	Dividend rate represents annualized distribution based on the most recent quarterly floating rate.
The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at June 30, 2020, none of the issued Class A Preference Shares have been redeemed by BRP Equity.
Class A Preference Shares – Normal Course Issuer Bid
In July 2020, the Toronto Stock Exchange accepted notice of BRP Equity's intention to renew the normal course issuer in connection with its outstanding Class A Preference Shares for another year to July 8, 2021, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, it is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No shares were repurchased during the six months ended June 30, 2020.

Brookfield Renewable Partners L.P.	Q2 2020 Interim Consolidated Financial Statements and Notes	June 30, 2020

10. PREFERRED LIMITED PARTNERS' EQUITY
Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred LP Units as follows:

(MILLIONS, EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the six months ended June 30		Carrying value as at
				2020	2019	June 30, 2020	December 31, 2019
Series 5 (C$72)	2.89	5.59	Apr 2018	$1	$2	$49	$49
Series 7 (C$175)	7.00	5.50	Jan 2021	4	4	128	128
Series 9 (C$200)	8.00	5.75	Jul 2021	4	4	147	147
Series 11 (C$250)	10.00	5.00	Apr 2022	5	5	187	187
Series 13 (C$250)	10.00	5.00	Apr 2023	5	4	196	196
Series 15 (C$175)	7.00	5.75	Apr 2024	4	2	126	126
Series 17 ($200)	8.00	5.25	Mar 2025	3	—	$195	$—
	52.89			$26	$21	$1,028	$833
On February 24, 2020, Brookfield Renewable issued 8,000,000 Class A Preferred Limited Partnership Units, Series 17 (the “Series 17 Preferred Units”) at a price of $25 per unit for gross proceeds of $200 million. Brookfield Renewable incurred $5 million in related transaction costs inclusive of fees paid to underwriters. The holders of the Series 17 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.25%.
As at June 30, 2020, none of the Class A, Series 5 Preferred Limited Partnership Units have been redeemed.
In July 2020, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units for another year to July 8, 2021, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preference Units. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No shares were repurchased during the six months ended June 30, 2020.
11. LIMITED PARTNERS' EQUITY
Limited partners’ equity
As at June 30, 2020, 179,047,436 LP Units were outstanding (December 31, 2019: 178,977,800 LP Units) including 45,832,944 LP Units (December 31, 2019: 56,068,944 LP Units) held by Brookfield. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.
During the second quarter of 2020, certain affiliates of Brookfield Asset Management completed a secondary offering of 10,236,000 LP Units at a price of $48.85 per LP Unit, for gross proceeds of $500 million. Brookfield Renewable did not sell LP Units in the offering and will not receive any of the proceeds from the offering of LP Units.
During the three and six months ended June 30, 2020, 30,458 and 69,636 LP Units (2019: 54,749 and 105,248 LP Units) were issued under the distribution reinvestment plan at a total cost of $1 million and $3 million, respectively (2019: $1 million and $3 million).
As at June 30, 2020, Brookfield Asset Management’s direct and indirect interest of 175,491,567 LP Units and Redeemable/Exchangeable partnership units represents approximately 57% of Brookfield Renewable on a fully-exchanged basis and the remaining approximate 43% is held by public investors.
On an unexchanged basis, Brookfield holds a 26% direct limited partnership interest in Brookfield Renewable, a 42% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units and a direct 1% GP interest in BRELP as at June 30, 2020.
In December 2019, Brookfield Renewable commenced a normal course issuer bid in connection with its LP Units. Under this normal course issuer bid Brookfield Renewable is permitted to repurchase up to 8.9 million LP Units, representing approximately 5% of the issued and outstanding LP Units, for capital management purposes. The bid will expire on December 11, 2020, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units

Brookfield Renewable Partners L.P.	Q2 2020 Interim Consolidated Financial Statements and Notes	June 30, 2020

repurchased during the three and six months ended June 30, 2020. During the six months ended June 30, 2019, there were 20,000 LP Units repurchased at a total cost of $1 million.
Distributions
The composition of the limited partners' equity distributions for the three and six months ended June 30 is presented in the following table:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2020	2019	2020	2019
Brookfield	$29	$29	$60	$58
External LP Unitholders	68	63	136	127
	$97	$92	$196	$185
In January 2020, Unitholder distributions were increased to $2.17 per LP Unit on an annualized basis, an increase of $0.11 per LP Unit, which took effect with the distribution payable in March 2020.
12. EQUITY-ACCOUNTED INVESTMENTS
The following are Brookfield Renewable’s equity-accounted investments for the six months ended June 30, 2020:

(MILLIONS)
Opening balance	$1,889
Acquisition	15
Share of net income (loss)	(31)
Share of other comprehensive income	(8)
Dividends received	(42)
Foreign exchange translation and other	(44)
Ending balance	$1,779
The following table summarizes gross revenues and net income of equity-accounted investments in aggregate:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2020	2019	2020	2019
Revenue	$371	$356	$755	$715
Net income (loss)	(81)	(9)	(153)	101
Share of net income (loss)(1)	(15)	—	(31)	32

(1)	Brookfield Renewable's ownership interest in these entities ranges from 14% to 50%.
The following table summarizes gross assets and liabilities of equity-accounted investments in aggregate at 100%:

(MILLIONS)	June 30, 2020	December 31, 2019
Current assets	$1,118	$1,102
Property, plant and equipment	16,938	16,256
Other assets	537	571
Current liabilities	1,303	1,279
Non-recourse borrowings	7,905	7,365
Other liabilities	3,153	2,580

Brookfield Renewable Partners L.P.	Q2 2020 Interim Consolidated Financial Statements and Notes	June 30, 2020

13. CASH AND CASH EQUIVALENTS
Brookfield Renewable’s cash and cash equivalents are as follows:

(MILLIONS)	June 30, 2020	December 31, 2019
Cash	$216	$103
Short-term deposits	13	12
	$229	$115
14. RESTRICTED CASH
Brookfield Renewable’s restricted cash is as follows:

(MILLIONS)	June 30, 2020	December 31, 2019
Operations	$104	$87
Credit obligations	81	69
Development projects	48	17
Total	233	173
Less: non-current	(11)	(19)
Current	$222	$154
15. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
Brookfield Renewable's trade receivables and other current assets are as follows:

(MILLIONS)	June 30, 2020	December 31, 2019
Trade receivables	$333	$406
Prepaids and other	82	119
Other short-term receivables	139	142
Current portion of contract asset	50	51
	$604	$718
Brookfield Renewable receives payment monthly for invoiced PPA revenues and has no significant aged receivables as of the reporting date. Receivables from contracts with customers are reflected in Trade receivables.
16.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Brookfield Renewable's accounts payable and accrued liabilities are as follows:

(MILLIONS)	June 30, 2020	December 31, 2019
Operating accrued liabilities	$207	$237
Accounts payable	76	111
Interest payable on borrowings	71	73
Deferred consideration	39	60
LP Unitholders distributions, preferred limited partnership unit distributions and preferred dividends payable(1)	39	33
Current portion of lease liabilities	15	15
Other	77	61
	$524	$590

(1)	Includes amounts payable only to external LP Unitholders. Amounts payable to Brookfield are included in due to related parties.

Brookfield Renewable Partners L.P.	Q2 2020 Interim Consolidated Financial Statements and Notes	June 30, 2020

17. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2089.
Together with institutional partners, Brookfield Renewable is committed to invest C$400 million in TransAlta's convertible securities in October 2020. We also agreed, subject to certain terms and conditions, to maintain an ownership of TransAlta common shares to 9% up to a price ceiling.
Brookfield Renewable, alongside institutional partners, entered into a commitment to invest approximately $37 million to acquire a 210 MW solar development portfolio in Brazil. The transaction is expected to close in the third quarter of 2020, subject to customary closing conditions, with Brookfield Renewable expected to hold a 25% interest.
Subsequent to quarter end, Brookfield Renewable, alongside institutional partners, entered into a commitment to acquire a 1,200 MW solar development portfolio in Brazil for approximately $50 million, which are targeted for commercial operations in early 2023. The transaction is expected to close in the fourth quarter of 2020, subject to customary closing conditions, with Brookfield Renewable expected to hold a 25% interest.
An integral part of Brookfield Renewable’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit Brookfield Renewable’s profile. In the normal course of business, Brookfield Renewable has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified.
Contingencies
Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.
Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 8 – Borrowings.
Brookfield Renewable, along with institutional investors, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, the Brookfield Infrastructure Fund III, and the Brookfield Infrastructure Fund IV. Brookfield Renewable’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
Letters of credit issued by Brookfield Renewable along with institutional investors and its subsidiaries were as at the following dates:

(MILLIONS)	June 30, 2020	December 31, 2019
Brookfield Renewable along with institutional investors	$48	$50
Brookfield Renewable's subsidiaries	248	286
	$296	$336
Guarantees
In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this

Brookfield Renewable Partners L.P.	Q2 2020 Interim Consolidated Financial Statements and Notes	June 30, 2020

time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.
18. RELATED PARTY TRANSACTIONS
Brookfield Renewable`s related party transactions are recorded at the exchange amount. Brookfield Renewable`s related party transactions are primarily with Brookfield Asset Management.
Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2020 and the interest rate applicable on the draws is LIBOR plus up to 1.8%. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Asset Management. Brookfield Asset Management may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued. There were no funds placed on deposit with Brookfield Renewable in six months ended June 30, 2020 (2019: $600 million, which was fully repaid within the period). There was no interest expense on the Brookfield Asset Management revolving credit facility or deposit for the three and six months ended June 30, 2020 (2019: nil and $3 million).
The following table reflects the related party agreements and transactions for the three and six months ended June 30 in the interim consolidated statements of income:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2020	2019	2020	2019
Revenues
Power purchase and revenue agreements	$84	$209	$180	$368
Wind levelization agreement	—	—	—	1
	$84	$209	$180	$369
Direct operating costs
Energy purchases	$—	$(2)	$—	$(5)
Energy marketing fee	(2)	(6)	(2)	(12)
Insurance services(1)	(6)	(7)	(12)	(14)
	$(8)	$(15)	$(14)	$(31)
Interest expense
Borrowings	$—	$—	$—	$(3)
Contract balance accretion	(4)	(3)	$(8)	$(5)
	$(4)	$(3)	$(8)	$(8)
Management service costs	$(36)	$(23)	$(67)	$(44)

(1)
Insurance services are paid to a subsidiary of Brookfield Asset Management that brokers external insurance providers on behalf of Brookfield Renewable. The fees paid to the subsidiary of Brookfield Asset Management for the three and six months ended June 30, 2020 were less than $1 million (2019: less than $1 million).

Brookfield Renewable Partners L.P.	Q2 2020 Interim Consolidated Financial Statements and Notes	June 30, 2020

19.  SUBSIDIARY PUBLIC ISSUERS
The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Finco:

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Finco	Holding Entities(1)(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
As at June 30, 2020
Current assets	$36	$390	$2,016	$250	$3,313	$(4,595)	$1,410
Long-term assets	4,936	240	2	22,708	32,152	(28,123)	31,915
Current liabilities	45	6	26	4,232	2,455	(4,593)	2,171
Long-term liabilities	—	—	1,984	139	13,500	(643)	14,980
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	7,813	—	7,813
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	2,816	—	—	2,816
Preferred equity	—	571	—	—	—	—	571
Preferred limited partners' equity	1,028	—	—	1,039	—	(1,039)	1,028
As at December 31, 2019
Current assets	$32	$408	$1,832	$133	$3,230	$(4,161)	$1,474
Long-term assets	5,428	251	2	25,068	34,500	(31,032)	34,217
Current liabilities	40	7	24	3,918	1,852	(4,163)	1,678
Long-term liabilities	—	—	1,801	300	14,440	(659)	15,882
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	8,742	—	8,742
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	3,315	—	—	3,315
Preferred equity	—	597	—	—	—	—	597
Preferred limited partners' equity	833	—	—	844	—	(844)	833

(1)	Includes investments in subsidiaries under the equity method.

(2)
Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings Limited and Brookfield Renewable Investments Limited, together the "Holding Entities".

(3)	Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco and the Holding Entities.

(4)	Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Partners L.P.	Q2 2020 Interim Consolidated Financial Statements and Notes	June 30, 2020

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Finco	Holding Entities(1)(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
Three months ended June 30, 2020
Revenues	$—	$—	$—	$—	$651	$—	$651
Net income (loss)	(11)	—	1	28	358	(365)	11
Three months ended June 30, 2019
Revenues	$—	$—	$—	$1	$786	$—	$787
Net income (loss)	21	—	—	44	414	(370)	109
Six months ended June 30, 2020
Revenues	$—	$—	$—	$—	$1,443	$—	$1,443
Net income (loss)	11	—	1	(35)	690	(536)	131
Six months ended June 30, 2019
Revenues	$—	$—	$—	$—	$1,612	$—	$1,612
Net income (loss)	56	—	2	55	746	(597)	262

(1)	Includes investments in subsidiaries under the equity method.

(2)	Includes the Holding Entities.

(3)	Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco, and the Holding Entities.

(4)	Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.
See Note 8 – Borrowings for additional details regarding the medium-term borrowings issued by Finco. See Note 9 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.
20. SUBSEQUENT EVENTS
On July 29, 2020, Brookfield Renewable contributed its renewable power assets in the United States, Brazil and Colombia (excluding a 10% interest in certain Brazilian and Colombian operations, which will continue to be held indirectly by Brookfield Renewable) to BEPC. On July 30, 2020, Brookfield Renewable completed a special distribution (the “special distribution”) whereby unitholders of record as of July 27, 2020 (the “Record Date”) received one class A exchangeable subordinate voting share (“BEPC exchangeable share") for every four units held. Immediately prior to the special distribution, Brookfield Renewable received BEPC exchangeable shares through a distribution by BRELP (the "BRELP" distribution) of the BEPC exchangeable shares to all of its unitholders. As a result of the BRELP Distribution, (i) Brookfield and its subsidiaries received approximately 33.1 million BEPC exchangeable shares and (ii) Brookfield Renewable received approximately 44.7 million class A shares, which it subsequently distributed to unitholders pursuant to the special distribution. Upon completion of the special distribution, (i) holders of units held approximately 42.8% of the issued and outstanding BEPC exchangeable shares (ii) Brookfield and its affiliates held approximately 57.2% of the issued and outstanding BEPC exchangeable shares, and (iii) a subsidiary of Brookfield Renewable owned all of the issued and outstanding class B multiple voting shares, or class B shares, which represent a 75.0% voting interest in BEPC, and all of the issued and outstanding class C non-voting shares, or class C shares, of BEPC, which entitle Brookfield Renewable to the residual value in BEPC after payment in full of the amount due to holders of BEPC exchangeable shares and class B shares. Brookfield Renewable directly and indirectly controlled BEPC prior to the special distribution and continues to control BEPC subsequent to the special distribution through its interests in the company. The BEPC exchangeable shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BEPC”.
The thresholds used for the calculation of incentive distribution rights that Brookfield is entitled to as the owner of the 1% GP interest in BRELP will be reduced on the completion of the special distribution to give effect to the special distribution, to $0.300 and $0.338, respectively.

Brookfield Renewable Partners L.P.	Q2 2020 Interim Consolidated Financial Statements and Notes	June 30, 2020

On July 31, 2020, shortly following the special distribution, Brookfield Renewable acquired all of the outstanding Class A common stock of TerraForm Power, other than the approximately 62% already owned by Brookfield Renewable and its affiliates, through a series of transactions (the "TerraForm Power acquisition"). Pursuant to the TerraForm Power acquisition, each holder of public shares of TerraForm Power was entitled to receive 0.47625 of a BEPC exchangeable share or, at the election of the holder, a LP Unit. As a result of the TerraForm Power acquisition, holders of public shares of TerraForm Power exchanged their shares for 37,035,241 exchangeable units of BEPC and 4,034,469 LP Units. After giving effect to the special distribution and the TERP acquisition, Brookfield and its affiliates, including Brookfield Renewable, through its ownership of BEPC exchangeable shares and class B shares, holds an approximate 84.7% voting interest in BEPC. Holders of BEPC exchangeable shares, excluding Brookfield and its affiliates and Brookfield Renewable, hold an approximate 15.3% aggregate voting interest in BEPC.
Concurrently with the TerraForm Power acquisition, Brookfield Renewable entered into a voting agreement with Brookfield whereby Brookfield agreed to provide Brookfield Renewable with a number of voting rights, including the authority to direct the election of the Boards of Directors of the Brookfield entity that owns shares in TerraForm Power. As a result, Brookfield Renewable controls and consolidates TerraForm Power.
Following the closing of the TerraForm Power acquisition, Brookfield Asset Management owns, directly and indirectly, 220,030,707 LP Units and Redeemable/Exchangeable partnership units and BEPC exchangeable shares, representing approximately 51.5% of Brookfield Renewable on a fully-exchanged basis and the remaining approximately 48.5% is held by public investors.

Brookfield Renewable Partners L.P.	Q2 2020 Interim Consolidated Financial Statements and Notes	June 30, 2020

GENERAL INFORMATION
Corporate Office
73 Front Street
Fifth Floor
Hamilton, HM12
Bermuda
Tel:  (441) 294-3304
Fax: (441) 516-1988
https://bep.brookfield.com
Officers of Brookfield Renewable Partners L.P.`s Service Provider,
BRP Energy Group L.P.
Sachin Shah
Chief Executive Officer
Wyatt Hartley
Chief Financial Officer
Transfer Agent & Registrar
Computershare Trust Company of Canada
100 University Avenue
9th floor
Toronto, Ontario, M5J 2Y1
Tel  Toll Free: (800) 564-6253
Fax Toll Free: (888) 453-0330
www.computershare.com

Directors of the General Partner of
Brookfield Renewable Partners L.P.
Jeffrey Blidner
Eleazar de Carvalho Filho
Nancy Dorn
David Mann
Lou Maroun
Patricia Zuccotti
Stephen Westwell
Exchange Listing
NYSE: BEP (LP Units)
TSX:    BEP.UN (LP Units)
TSX:    BEP.PR.E (Preferred LP Units - Series 5)
TSX:    BEP.PR.G (Preferred LP Units - Series 7)
TSX:    BEP.PR.I (Preferred LP Units - Series 9)
TSX:    BEP.PR.K (Preferred LP Units - Series 11)
TSX:    BEP.PR.M (Preferred LP Units - Series 13)
TSX: BEP.PR.O (Preferred LP Units - Series 15)
NYSE: BEP.PR.A (Preferred LP Units - Series 17)
TSX:    BRF.PR.A (Preferred shares - Series 1)
TSX:    BRF.PR.B (Preferred shares - Series 2)
TSX:    BRF.PR.C (Preferred shares - Series 3)
TSX:    BRF.PR.E (Preferred shares - Series 5)
TSX:    BRF.PR.F (Preferred shares - Series 6)
Investor Information
Visit Brookfield Renewable online at
https://bep.brookfield.com for more information. The 2019 Annual Report and Form 20-F are also available online. For detailed and up-to-date news and information, please visit the News Release section.
Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR at www.sedar.com.
Shareholder enquiries should be directed to the Investor Relations Department at (416) 369-2616 or
enquiries@brookfieldrenewable.com

BROOKFIELD RENEWABLE PARTNERS L.P.

bep.brookfield.com

NYSE: BEP
TSX: BEP.UN